SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934
SPUR RANCH, INC. (Name of Issuer)
Common Stock, $0.001 Par Value Per Share 23,206,101 Shares Outstanding (Title of Class of Securities)
852135102 (CUSIP Number)
Jeremy Stobie 500 N. Capital of Texas Highway Bldg. 3, Suite 100 Austin, Texas 78746 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 16, 2010 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:
[   ] Box not checked

CUSIP No. 852135102
1. Names of reporting persons: Jeremy Stobie IRS Identification Nos. of above persons (entities only): not applicable
2. Check the appropriate box if a Member of a Group (a) [ ] Box not checked (b) [ ] Box not checked

3. SEC Use Only
4. Source of Funds: Other – “OO”
5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ] Box not checked
6. Citizenship: USA
Number of shares beneficially owned by each Reporting Person with:	7. Sole voting power:	0 shares
	8. Shared voting power	0 shares
	9. Sole dispositive power:	0 shares
	10. Shared dispositive power:	0 shares
11. Aggregate amount beneficially owned by each Reporting Person: 0 shares
12. Check if the aggregate amount in row 11 excludes certain shares [ ] Box not checked
13. Percent of class represented by amount in row 11: 0%
14. Type of reporting person: Individual – “IN”

Item 1.  Security and Issuer

Common Stock
Spur Ranch, Inc.
500 N. Capital of Texas Highway
Bldg. 3, Suite 100
Austin, Texas 78746
512.355.1077

Item 2.  Identity and Background

(a)           Jeremy Stobie

(b)           500 N. Capital of Texas Highway
Bldg. 3, Suite 100
Austin, Texas 78746

(c)           Certified Public Accountant

(d)           None

(e)           None

(f)           USA

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

On September 16, 2011, I tendered all of  my shares of Spur Ranch back to the issuer for $0.00 consideration.

Item 5.  Interest in Securities of the Issuer

On September 16, 2011, I tendered all of  my shares of Spur Ranch back to the issuer for $0.00 consideration.  I no longer have any ownership interest in, or affiliation with, the issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2010	/s/ Jeremy Stobie Jeremy Stobie